Mail Stop 4561

July 23, 2009

Mr. John J. Park
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069

> **Re: Hewitt Associates, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **File No. 1-31351**

Dear Mr. Park:

We have reviewed your response letter filed on July 10, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to our comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Proxy Statement

Compensation Discussion and Analysis, page 15

(1) Base Salary, page 18

1.   We note your response to comment 1 in our letter dated June 2, 2009 and have reviewed your proposed revisions to your CD&A disclosure. In your revisions, you state that your chief financial officer's base salary is slightly above the 50th percentile to which you benchmark salaries, but you do not provide further

explanation as to why Mr. Park's salary is higher other than stating that it is "consistent with the Company's philosophy and compensation objectives." Please provide disclosure that elaborates as to why Mr. Park's base salary is slightly above the 50th percentile. For example, on page 17, you state that you may deviate from the 50th percentile in order to engage the "best talent in critical functions." Please explain what aspects of Mr. Park's talent, performance and background were considered in making the determination to deviate his salary from the 50th percentile.

(3) Long-term Incentives, page 20

2.   Please refer to comment 1 above. We note that your "CEO's grant value was somewhat above the market 50th percentile and that the grant values for the other Named Executive Officers were somewhat below the market . . . ." Please expand your discussion to disclose what specific aspects of a named executive officer's performance, role and expected contributions were considered in determining long-term incentive awards.

Fiscal 2008 Bonus Payouts, page 20

3.   Your disclosure should be clear as to how the payout levels for each name executive officer were determined. Please revise your response to briefly describe how you determined the payout percentages calculated under subsection "Bonus Plan Financial Results." For example, explain how you arrived at a 196% payout for actual results of $334.0 million compared to targeted results of $301.4 million. Please also describe how the payouts in this subsection correlate to payouts in the table for each named executive officer. For example, explain how you arrived at a 198% payout for Mr. Fradin based upon Hewitt Financial Goals when the two payout percentages underlying were 196% and 187%. Please provide comparable disclosure for the qualitative objective results.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief